EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

[redacted]

08000305

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.016/2008

January 11, 2008

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC Mail
Mail Processing
Section

JAN 14 2008

Washington, DC
109

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Jan 11, 08

PROCESSED
JAN 28 2008 E
THOMSON
FINANCIAL

dlw 1/22

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. TS.004/2008

January 10, 2008

To President
The Stock Exchange of Thailand

Subject : Information Regarding Liquidation in ordinary shares of NC Associates Co.,Ltd.

KASIKORNBANK PCL. ("KBank") would like to inform the Stock Exchange of Thailand regarding liquidation in ordinary shares of NC Associates Co.,Ltd. ("the Company") as follows:

Transaction date:	January 10, 2008
Type of asset:	Ordinary shares of NC Associates Co.,Ltd. in the amount of 2,823 shares.
Type of Business:	Trading
Registered and Paid-up Capital:	1,000,000 Baht (10,000 Shares)
Type of Transaction:	To liquidate investment in ordinary shares of the Company because the Company has been liquidated.
Number of shares held before transaction:	2,823 shares, corresponding to 28.23% of paid-up capital.
Number of shares held after transaction:	0 share, corresponding to 0.00% of paid-up capital.
Net Profit:	248,096.44 Baht

Please be informed accordingly.

Yours sincerely,

P. Pookakupt

END